September 25, 2019

Jeffrey A. Quiram
Chief Executive Officer
Superconductor Technologies Inc.
9101 Wall Street, Suite 1300
Austin, TX 78754

       Re: Superconductor Technologies Inc.
           Registration Statement on Form S-1
           Filed on September 10, 2019
           File no. 333-233693

Dear Mr. Quiram:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1, file no. 333-233693

Registration Cover Page, page i

1. Please revise your prospectus cover page to confirm that no minimum number of units need be sold for the offer to close.
Other Assets and Investments, page 5

2. We note that you generated no revenues in the first six months of 2019. We also note that you are awaiting release of phase 2 funding under the contract awarded by the U.S.
       Department of Energy for its Next Generation Electric Machine (NGEM) program. Please revise to provide more fulsome disclosure regarding sources and timing of future revenues, including quantification of revenues expected to be received upon release of the phase 2 funding, as well as expectations of commercial product revenues related to the
 Jeffrey A. Quiram
Superconductor Technologies Inc.
September 25, 2019
Page 2
      production and sales of Conductus wire as discussed at page 6 under "Manufacturing."
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste
M. Murphy,
Legal Branch Chief, at 202-551-3257, with any questions.



                                                           Sincerely,
FirstName LastNameJeffrey A. Quiram
                                                           Division of
Corporation Finance
Comapany NameSuperconductor Technologies Inc.
                                                           Office of
Telecommunications
September 25, 2019 Page 2
cc:       Matt O'Loughlin
FirstName LastName